RENOIR PUBLISHING, INC.
                         7946 Ivanhoe Avenue, Suite 202
                               La Jolla, CA 92037
                                 (858) 459-2607
                               FAX (858) 459-2735
--------------------------------------------------------------------------------

June 27, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Duc Dang

Re: Renoir Publishing, Inc.
    Withdrawal of Registration Statement on Form SB-2
    File No. 333-124765
    Filed May 10, 2005

Mr. Dang:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Renoir Publishing, Inc. hereby applies for the immediate withdrawal of our Registration Statement on Form SB-2, File No. 333-124765, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on May 10, 2005, has no amendments filed thereto, has not been declared effective and no securities have been sold in connection with the offering. Accordingly, we hereby respectfully request the immediate withdrawal of the Registration Statement.

If you have any questions concerning our request for withdrawal, please call our counsel, Ms. Karen Batcher of Batcher, Zarcone & Baker, LLP, at (619) 475-7882.

Respectfully submitted,

Renoir Publishing, Inc.


By: /s/ Jean-Emmanuel Renoir
   -----------------------------------
   Jean Emmanuel Renoir, CEO